Exhibit 1

P R E S S   R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	eknettel@hfgcg.com
nachum@audiocodes.com	shirley.nakar@audiocodes.com

AudioCodes Reports Third Quarter 2007 Results

Quarterly Revenues up 5.1% Sequentially to $40.4 Million

Lod, Israel – November 5, 2007 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the third quarter and nine months ended September 30, 2007.

Revenues for the third quarter were $40.4 million compared to $38.4 million for the quarter ended June 30, 2007 and $40.1 million for the quarter ended September 30, 2006. Third quarter revenues increased 5.1% compared to the second quarter of 2007 and increased 0.7% compared to the third quarter of 2006.

GAAP net income was $225,000, or $0.01 per diluted share, for the third quarter of 2007 compared to a net loss of $1.0 million, or $0.02 per diluted share, for the second quarter of 2007 and net income of $676,000, or $0.02 per diluted share, for the third quarter of 2006.

Non-GAAP net income was $2.8 million, or $0.06 per diluted share, in the third quarter of 2007 compared to non-GAAP net income of $1.4 million, or $0.03 per diluted share, in the second quarter of 2007 and $3.6 million, or $0.08 per diluted share, in the third quarter of 2006. Non-GAAP net income excludes (i) stock-based compensation expenses and (ii) amortization expenses related to the Nuera, Netrake and CTI Squared acquisitions. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this release.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $134.2 million as of September 30, 2007 compared to $130.5 million as of June 30, 2007.

“We are pleased to report continued sequential growth of revenues and earnings for the third quarter of 2007,” stated Shabtai Adlersberg, Chairman, President and CEO of AudioCodes. “This quarter’s performance reflects sustained momentum and strength in our core networking business. We experienced success and growth in our sales of CPE products as well as in our mid-density media gateways and enjoyed increased recognition for the quality and value of our products and services. On the operations front, we were able to exhibit nice growth in our operating income compared to previous quarters this year, benefiting from higher revenues and the positive impact of our corporate wide cost reduction initiative of early 2007. With the VoIP market remaining one of the fastest growing segments of the telecom sector, our growing network of partners and customers and improved visibility in recent weeks, we believe in our ability to exhibit sustained growth in coming years.”

“On the product and partner fronts, we highlight the recently announced launch of a new ‘Basic Hybrid’ Media Gateway product line that provides direct support for our relationship with Microsoft and its Open Communications Server 2007 and Exchange Server 2007 initiatives. We have also made progress and expanded our collaboration with key OEMs and application software partners in the enterprise space as well as with large system integrators and channels in North America and other countries,” concluded Shabtai Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on Tuesday, November 6, 2007 to discuss the third quarter 2007 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the investor relations section of the AudioCodes corporate Website at www.audiocodes.com.

About AudioCodes
AudioCodes (NASDAQ: AUDC) provides innovative, reliable and cost-effective Voice over IP (VoIP) technology, Voice Network Products, and Value Added Applications to Service Providers, Enterprises, OEMs, Network Equipment Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway, and media processing enabling technologies based on VoIPerfect™ – AudioCodes’ underlying, best-of-breed, core media architecture. The company is a market leader in VoIP equipment, focused on VoIP Media Gateway, Media Server, Session Border Controllers (SBC), Security Gateways and Value Added Application network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past ten years and is a key player in the emerging best-of-breed, IMS based, VoIP market. The Company is a VoIP technology leader focused on quality and interoperability, with a proven track record in product and network interoperability with industry leaders in the Service Provider and Enterprise space. AudioCodes Voice Network Products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, cable, enhanced voice services, video, and Enterprise IP Telephony markets. AudioCodes’ headquarters are located in Israel with R&D in the U.S. Other AudioCodes’ offices are located in Europe, India, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia, OSN, Open Solutions Network, What’s Inside Matters, Your Gateway To VoIP, 3GX and Nuera, Netrake, InTouch, CTI² and CTI Squared are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$65,580	$25,171
Short-term bank deposits and structured notes	-	28,658
Short-term marketable securities and accrued interest	25,237	29,422
Trade receivables, net	29,591	30,501
Other receivables and prepaid expenses	4,647	3,309
Inventories	17,766	16,093

Total current assets	142,821	133,154

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	42,405	30,435
Long-term marketable securities	1,000	19,942
Investments in companies	2,690	3,999
Deferred tax assets	4,078	3,742
Severance pay funds	9,044	7,231

Total long-term investments	59,217	65,349

PROPERTY AND EQUIPMENT, NET	7,334	7,847

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	20,067	21,853

GOODWILL	119,855	108,853

Total assets	$349,294	$337,056

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,764	$7,522
Other payables and accrued expenses	31,195	28,139

Total current liabilities	37,959	35,661

DEFFERRED TAX LIABILITIES	6,904	7,780

ACCRUED SEVERANCE PAY	10,261	7,915

SENIOR CONVERTIBLE NOTES	121,152	121,015

Total shareholders' equity	173,018	164,685

Total liabilities and shareholders' equity	$349,294	$337,056

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Revenues	115,395	$104,740	$40,408	$40,111

Cost of revenues	50,512	43,118	17,631	16,861

Gross profit	64,883	61,622	22,777	23,250

Operating expenses:
Research and development, net	30,620	24,715	10,239	10,171
Selling and marketing	32,082	26,446	10,332	10,266
General and administrative	7,200	6,236	2,474	2,538

Total operating expenses	69,902	57,397	23,045	22,975

Operating income (loss)	(5,019)	4,225	(268)	275
Financial income, net	1,886	3,063	616	711
Equity in losses of affiliated companies	751	672	218	286

Income (loss) before taxes on income	(3,884)	6,616	130	700
Taxes (tax benefit) on income (loss), net	(697)	410	(95)	24

Net income (loss)	$(3,187)	$6,206	$225	$676

Basic net earnings (loss) per share	$(0.07)	$0.15	$0.01	$0.02

Diluted net earnings (loss) per share	$(0.07)	$0.14	$0.01	$0.02

Weighted average number of shares used in computing basic net earnings (loss) per share	42,572	41,596	42,885	41,985

Weighted average number of shares used in computing
diluted net earnings (loss) per share	42,572	43,971	43,676	43,733

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Revenues	115,395	$104,740	$40,408	$40,111

Cost of revenues *) **)	48,119	42,104	16,948	16,099

Gross profit	67,276	62,636	23,460	24,012

Operating expenses:
Research and development, net *)	28,239	22,490	9,444	9,312
Selling and marketing *) **)	28,601	23,687	9,238	9,101
General and administrative *)	6,561	5,145	2,191	2,122

Total operating expenses	63,401	51,322	20,873	20,535

Operating income	3,875	11,314	2,587	3,477
Financial income, net	1,886	3,063	616	711
Equity in losses of affiliated companies	751	672	218	286

Income before taxes on income	5,010	13,705	2,985	3,902
Taxes on income, net	337	701	201	315

Non-GAAP net income	$4,673	$13,004	$2,784	$3,587

Non-GAAP diluted net earnings per share	$0.11	$0.29	$0.06	$0.08

Weighted average number of shares used in
computing non-GAAP diluted net earnings per share	43,668	50,651	43,677	50,414

*) Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006.

**) Excluding amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$(3,187)	$6,206	$225	$676

GAAP Diluted earnings (loss) per share	$(0.07)	$0.14	$0.01	$0.02

Cost of revenues:
Stock-based compensation *)	482	420	151	168
Amortization expenses **)	1,911	594	532	594

	2,393	1,014	683	762
Research and development, net:
Stock-based compensation *)	2,381	2,225	795	859

Selling and marketing:
Stock-based compensation *)	2,698	2,504	833	910
Amortization expenses **)	783	255	261	255

	3,481	2,759	1,094	1,165
General and administrative:
Stock-based compensation *)	639	1,091	283	416

Income tax effect **)	(1,034)	(291)	(296)	(291)

Non- GAAP Net income	$4,673	$13,004	$2,784	$3,587

Non-GAAP Diluted earnings per share	$0.11	$0.29	$0.06	$0.08

*) Stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006.

**) Amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(3,187)	$6,206	$225	$676
Adjustments required to reconcile net income
to net cash provided by (used in) operating
activities:
Depreciation and amortization	5,922	3,628	1,873	1,904
Net loss from sale of marketable securities	-	15	-	-
Amortization of marketable securities
premiums and accretion of discounts, net	50	173	(3)	51
Equity in losses of affiliated companies	751	672	218	286
Increase (decrease) in accrued severance
pay, net	204	233	(23)	162
Stock-based compensation expenses	6,200	6,240	2,062	2,353
Amortization of senior convertible notes
discount and deferred charges	151	149	51	50
Decrease (increase) in accrued interest on
marketable securities, bank deposits and
structured notes	(535)	345	(216)	597

Decrease (increase) in deferred tax assets	(336)	(43)	11	166

Decrease (increase) in trade receivables,
net	1,027	(4,621)	(4,099)	(2,657)
Decrease (increase) in other receivables
and prepaid expenses	(526)	(340)	107	565
Decrease (increase) in inventories	(1,673)	(1,687)	2,056	126
Decrease in trade payables	(822)	(1,080)	(1,254)	(2,105)
Increase (decrease) in other payables and
accrued expenses	(2,768)	(3,423)	2,045	(4,034)

Decrease in deferred tax liabilities	(1,033)	(291)	(299)	(291)

Net cash provided by (used in) operating
activities	3,425	6,176	2,752	(2,151)

Cash flows from investing activities:
Investment in short-term and Long-term
marketable securities	-	(20,000)	-	(20,000)
Proceeds from sale and maturity of
marketable securities	22,600	4,979	6,000	3,000
Proceeds from sale of bank deposits	28,700	51,300	3,700	28,300
Investments in companies	(1,006)	(3,799)	(468)	(1,686)
Payment for acquisition of Nuera*)	-	(82,520)	-	(82,520)
Payment for acquisition of Netrake*)	-	(10,019)	-	(10,019)
Payment for acquisition of CTI Squared*)	(4,897)	-	-	-
Purchase of property and equipment	(2,055)	(1,720)	(703)	(724)
Investment in long-term deposit	(11,000)	-	-	-

Net cash provided by (used in) investing
activities	32,342	(61,779)	8,529	(83,649)

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Cash flows from financing activities:
Repayment of loan from bank	-	(1,666)	-	(1,666)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	4,642	8,964	1,912	1,605

Net cash provided by) used in) financing activities	4,642	7,298	1,912	(61)

Increase (decrease) in cash and cash equivalents	40,409	(48,305)	13,193	(85,861)
Cash and cash equivalents at the beginning of the
period	25,171	70,957	52,387	108,513

Cash and cash equivalents at the end of the period	$65,580	$22,652	$65,580	$22,652

*) Excluding cash and cash equivalents